SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RESULT 2Q23

São Paulo, August 2nd, 2023 - - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its second quarter of 2023 (2Q23) financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

The comments address the Company's consolidated results for the second quarter of 2023 (2Q23) and the comparisons are in relation to the first quarter of 2023 (1Q23) and the second quarter of 2022 (2Q22). The dollar price was BRL 5.24 on 06/30/2022; BRL 4.74 on 03/31/2023 and BRL 4.82 on 06/30/2023.

2Q23 Operational and Financial Highlights

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RESULT 2Q23

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on profit, net financial result, investment participation result, other operating income/expenses result and includes the proportional share of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted EBITDA Margin is calculated from Adjusted EBITDA divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Drawn Risk operations.

Consolidated Results

•	Net revenue reached BRL 10,989 million in 2Q23, representing a decrease of 2.9% when compared to 1Q23. This performance reflects the lower prices in the mining sector, which ended up offsetting the record sales verified in the segment and the operational improvements observed in the steel and cement segments.

•	Cost of goods sold (COGS) totaled BRL 8,746 million in 2Q23, up 8.3% from the previous quarter, mainly as a result of higher volumes sold in all segments of the Company's operations, in addition to the increased cost pressure with raw materials for the production of steel and cement.

•	The combination of revenue reduction and cost pressure resulted in an 8.3p.p. reduction in gross margins in 2Q23, reaching 20.4%.

•	Selling, general and administrative expenses totaled BRL 1,082 million in 2Q23, 6.0% higher than in the previous quarter, as a consequence of the record traded volumes in mining, generating a higher freight expense.

•	The group of other operating revenues and expenses was negative by BRL 128 million in 2Q23, a decrease of 92.3% compared to 1Q23, mainly explained by the positive effect of iron ore hedging operations, which generated a balance of BRL 227 million in the quarter, in addition to the lower impact of hedge accounting on the operations.

•	In 2Q23, the financial result was negative by BRL 1,186 million, practically stable compared to the previous quarter, as a consequence of the maintenance of the cost of debt and lower impact of Usiminas shares.

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RESULT 2Q23

•	The equity result was positive at BRL 107 million in 2Q23, an increase of 386% compared to the previous quarter, as a consequence of seasonality and recovery of MRS's result, after the strong rainfall recorded at the beginning of the year.

•	CSN reported a net income of BRL 283 million in 2Q23, reversing the loss observed in the previous quarter, as a result of lower impacts on the line of other revenues and operating expenses, due to the positive effect of iron ore hedge, in addition to the tax (IR/CSLL) reversal provision verified in the period.

Adjusted EBITDA

*The Company discloses its Adjusted EBITDA excluding participation in investments and other operating income (expenses) because it understands that they should not be considered in the calculation of recurring operating cash generation.

•	In 2Q23, Adjusted EBITDA was BRL 2,263 million, with an Adjusted EBITDA margin of 19.8% or 7.6 p.p. lower than last quarter. The reduction in profitability is a direct consequence of the worsening prices of the mining segment, which, even with the record sales volume, ended up presenting a much lower EBITDA in the period. In addition, rising raw material costs in steel and cement production also contributed to the reduction in margins in the quarter.

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RESULT 2Q23

Adjusted EBITDA (BRL MM) and Adjusted Margin¹ (%)

¹ The Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers the interests of 100% in the consolidation of CSN Mineração and 37.27% in MRS.

Adjusted Cash Flow

Adjusted Cash Flow in 2Q23 was positive at BRL 745 million, as a result of the normalization of working capital, with a strong reduction in inventories, mainly in the mining segment.

Adjusted Cash Flow¹ in 2Q23 (BRL MM)

¹ The concept of Adjusted cash flow is calculated from Adjusted EBITDA, subtracting Ebitda from Joint Subsidiaries, CAPEX, IR, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² The Adjusted Working Capital is composed of the variation of the Net Working Capital, plus the variation of accounts of long-term assets and liabilities and disregarding the net variation of IR and CS.

Indebtedness

On 06/30/2023, the consolidated net debt reached BRL 31,455 million, with the leverage indicator, measured by the LTM Net Debt/EBITDA ratio reaching 2.78x. This one-off increase in leverage is mainly the result of the payment of BRL 2.7 billion in dividends in the period. On the other hand, when considering the prepayment operations of iron ore and energy, in a total of BRL 3.4 billion, of which BRL 2.4 billion after the end of the quarter, the pro forma leverage would go to 2.57x. These and other initiatives that are currently being evaluated, reinforce the Company's commitment to reduce its indebtedness, bringing leverage to the expected guidance for the end of the year. In addition, CSN maintained its policy of carrying high levels of cash, which in this quarter reached the level of BRL 12.5 billion.

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RESULT 2Q23

¹ Net Debt / EBITDA: For debt calculation considers the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains very active in its objective of extending its amortization period, focusing on long-term operations and the local capital market. Among the main movements of the period, the 14th issuance of simple debentures in the total amount of BRL 700 million stands out, having as objective the investment in railway infrastructure in the logistics and transport sector.

Amortization Schedule (BRL Bi)

¹ IFRS: does not consider participation in MRS (37.27%).

² Management Gross / Net Debt considers participation in MRS (37.27%), without accrued interest.

3 Average Term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet up to 2Q23 was US$ 509 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on the result. The adopted Hedge Accounting by CSN correlates the projected flow of dollar exports with the future maturities of debt in the same currency. With this, the exchange variation of the dollar debt is temporarily recorded in the shareholders' equity, being taken to the result when the dollar revenues from the referred exports occur.

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RESULT 2Q23

Investments

A total of BRL 991 million were invested in 2Q23, 33% higher than the amount invested in 1Q23, with emphasis on repairs to coke batteries at the UPV plant, as well as advances in studies of new batteries and general maintenance in steel operations. In the mining segment, the advances in expansion projects stand out (P15, Tailings Dams Recovery and Tecar), as well as maintenance to increase productivity, accompanied by current investments in Cement and Energy operations.

Net Working Capital

The Net Working Capital applied to the business totaled BRL 3,010 million in 2Q23, with a reduction of 33% compared to 1Q23, due to (i) lower Company's inventories volume, in line with the increase in recorded sales in the period, and (ii) the reduction in accounts receivable in the foreign market.

The calculation of the Net Working Capital applied to the business disregards Glencore's advance, as shown in the following table:

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RESULT 2Q23

¹ Other CCL Assets: Considers employee advances and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory/inventory losses. For the calculation of the SME, the balances of warehouse stocks are not considered.

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RESULT 2Q23

Results by Business Segments

STEEL

- Usina Presidente Vargas
- Porto Real
- Paraná
- Lusosider
- Prada (Distribuição e Embalagens)
- Aços Longos (UPV)
- SWT
- LLC
- Metalgráfica

MINING

- Casa de Pedra
- Tecar
- Engenho
- Pires
- Fernandinho
- ERSA
- Quebra-Queixo

LOGISTICS

- Ferroviária: MRS e FTL
- Portuária: Sepetiba
- Tecon

ENERGY

- CSN Energia
- Itasa
- CEEE-G

CEMENT

CIMENTO
CSN

- Volta Redonda
- Arcos
- Alhandra
- PCH Sacre
- PCH Santa Ana
- CSN Cimentos Brasil

Net Revenue by Segment – 2Q23 (BRL million- before deletions)

Steel
54.1%
7,706
5,777
5,943
2Q22
1Q23
2Q23
Mining
33.0%
2,608
4,141
3,631
2Q22
1Q23
2Q23
Logistics
6.6%
670
589
722
2Q22
1Q23
2Q23
Energy
1.3%
47
139
159
2Q22
1Q23
2Q23
Cement
10.4%
475
1,119
1,142
2Q22
1Q23
2Q23

Adjusted EBITDA by Segment – 2Q23 (BRL million-before eliminations)

Steel
24.4%
1,905
754
553
2Q22
1Q23
2Q23
Mining
49.2%
931
2,025
1,112
2Q22
1Q23
2Q23
Logistics
16.1%
322
253
365
2Q22
1Q23
2Q23
Energy
3.1%
(6)
28
69
2Q22
1Q23
2Q23
Cement
9.9%
163
222
224
2Q22
1Q23
2Q23

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RESULT 2Q23

2Q23 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	5,943	3,631	54	668	159	1,142	(609)	10,989
Domestic Market	4,368	371,74	54	668	159	1,142	(1,012)	5,752
Foreign Market	1,574	3,260	-	-	-	-	403	5,237
COGS	(5,419)	(2,626)	(61)	(352)	(100)	(952)	765	(8,746)
Gross profit	523	1,006	(7)	316	59	191	156	2,243
DGA/DVE	(288)	(147.39)	(3)	(51)	(15)	(123)	(455)	(1,082)
Depreciation	318	254	13	98	24	156	(75)	788
Proportional EBITDA of joint contr	-		-	-	-	-	313	313
Adjusted EBITDA	553	1,112	3	362	69	224	(60)	2,263

1Q23 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	5,777	4,141	70	519	139	1,119	(447)	11,319
Domestic Market	3,946	282,28	70	519	139	1,119	(847)	5,229
Foreign Market	1,831	3,859	-	-	-	-	400	6,090
COGS	(5,021)	(2,247)	(59)	(340)	(124)	(960)	677	(8,073)
Gross profit	756	1,895	10	179	16	160	230	3,245
DGA/DVE	(313)	(126.36)	(2)	(43)	(13)	(96)	(427)	(1,020)
Depreciation	311	257	10	98	25	159	(78)	781
Proportional EBITDA of joint contr	-		-	-	-	-	197	197
Adjusted EBITDA	754	2,025	19	234	28	222	(79)	3,203

Result 2Q22 (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,706	2,608	77	592	47	475	(940)	10,566
Domestic Market	5,248	411,20	77	592	47	475	(1,032)	5,819
Foreign Market	2,458	2,196	-	-	-	-	93	4,747
COGS	(5,789)	(1,832)	(53)	(386)	(49)	(301)	849	(7,560)
Gross profit	1,917	776	24	206	(2)	174	(90)	3,005
DGA/DVE	(313)	(87.03)	(8)	(34)	(8)	(69)	(132)	(651)
Depreciation	301	242	8	126	4	57	(95)	643
Proportional EBITDA of joint contr	-		-	-	-	-	265	265
Adjusted EBITDA	1,905	931	24	298	(6)	163	(52)	3,262

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 481.8 million tons (Mt) in the second quarter of 2023, representing a 4.9% increase compared to the previous quarter but a 1.7% reduction compared to the same period in 2022, impacted by lower production in the Chinese and European markets during the period, partially offset by a strong production rebound in India. In the quarter, the European Union reduced its production by 10.3% compared to the same period last year, still affected by the negative effects of the Russia-Ukraine war. On the other hand, China accounted for 56.8% of the global volume (273.8 Mt) in 2Q23, which corresponds to an annual decrease of 2.2%. The outlook for the second half of 2023 remains positive as an increase in incentives by the Chinese government is expected. Brazil, in turn, produced 8.2 Mt in 2Q23, a 6.8% decrease compared to the same period in 2022, impacted by scheduled and unscheduled plant shutdowns, as well as an increase in imported products in the country. The outlook for the local market in the second half of 2023 is more optimistic with the resumption of production after the shutdowns and with demand responding to government incentives through programs targeting the automotive, construction, and infrastructure sectors.

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RESULT 2Q23

Steel Production (thousand tons)

In the case of CSN, plate production in 2Q23 totaled 732 thousand tons, a performance 2.2% lower than the previous quarter, as a consequence of the lower purchase volume of third-party plates, since its own production increased with the normalization of the operation verified throughout the quarter. In turn, the production of flat rolled products, our main market, reached 775 kton, which represents an increase of 10.3% compared to 1Q23, reflecting the normalization of the production process and bringing production up to numbers closer to previous periods.

Sales Volume (Kton) – Steel Industry

Total sales reached 1,051 thousand tons in the second quarter of 2023, volume 1.8% higher than that recorded in 1Q23. When analyzing the behavior in the different markets, it is noticed that the domestic market was the main responsible for this increase, with a strong performance in hot and zinc plated products. Domestic sales totaled 739 thousand tons of steel products in 2Q23, which represents an increase of 10.5% compared to 1Q23 and reinforces the normalization of the operation and the Company's resilience by being able to maintain an assertive commercial strategy even with strong pressure from imported products. In the foreign market, sales totaled 312 thousand tons in 2Q23 and were 14.3% lower than in 1Q23, as a result of weaker dynamics in the European market. During the quarter, 5,000 tons were exported directly, and 306,000 tons were sold by subsidiaries abroad, 78,000 tons by LLC, 143,000 tons by SWT and 85,000 tons by Lusosider.

In relation to the total sales volume in 2Q23, practically all segments showed an increase compared to the previous quarter, with the Home Appliances (+31.4%) and Automotive (+18.7%) appearing among the main highlights. In the annual comparison, there was an important recovery of flat steels for construction, home appliances, and distribution, but with declines in general industry and steel packaging.

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RESULT 2Q23

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), production in 2Q23 reached 596,000 units, an increase of 11.2% compared to the previous quarter. The Association also reported that vehicle registrations volume rose by 11.7% in the second quarter.

When we look at the data from the Brazilian Steel Institute (IABr), the production of Crude Steel in 2Q23 reached 8.16 million tons, a performance 7.9% lower compared to the same period in 2022 and 4.5% higher than 1Q23. As for Apparent Consumption, it was 5.78 million tons, a reduction of 3.7% in the annual comparison, and 0.1% lower than 1Q23. The Steel Industry Confidence Indicator (ICIA) for June was 44.1 points, representing an 11.4 p.p. increase compared to December. Although the indicator remains below the 50-point dividing line, there was a significant improvement in confidence in the domestic market's prospects for the next six months.

According to data from IBGE, the production of home appliances in May 2023 increased by 12% compared to the previous year, indicating a recovery in the white goods sector following weak performance observed last year.

•	Net revenue at the steel segment reached BRL 5,943 million in 2Q23, a performance 2.6% higher than in 1Q23, as a result of the higher sales volume presented in the period and the Company's ability to preserve prices even with greater pressure from imported products. In this sense, the average price of 2Q23 in the domestic market was 0.3% higher than that presented in 1Q23, which shows the pressure exerted by the imported material after the adjustment applied at the beginning of the quarter. In turn, the price of the foreign market was 0.1% lower compared to the last quarter, mainly impacted by a lower dynamism in the European market that was also impacted by greater penetration of imported products.

•	The plate cost in 2Q23 reached BRL 4,113/t, a reduction of 0.8% compared to the previous quarter, as a result of the resumption of operations, helping to dilute fixed costs, in addition to the lower volume of plates purchased.

•	The steel segment Adjusted EBITDA reached BRL 553 million in 2Q23 and was 26.6% lower than in 1Q23, with an EBITDA margin of 9.3% (- 3.7 p.p.). This result mainly reflects the cost pressure with operational performance, still in normalization. It is important to highlight the transitory effect of this lower profitability since it is already possible to observe a much lower cost structure from 3Q23 onwards.

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RESULT 2Q23

Adjusted EBITDA and Steel Margin

(BRL MM and %)

Mining Result

In the mining sector, the quarter was marked by weaker activity in China, mainly in the real estate sector, weakening expectations of higher demand for iron ore and weighing on the price outlook. Despite this weaker dynamic of the Chinese economy, steel production remained at high levels, supported by the infrastructure and automobile sectors, with producers selling the surplus to the international market. While the Chinese economy did not demonstrate the expected pace of economic activity recovery to justify a price appreciation in iron ore, the product's demand remained strong enough to keep inventories low and sustain its price at the current level. In this scenario, expectations of stimulus policies by the Chinese government for investments in civil construction and consumer goods persist, which are expected to boost domestic demand for steel products, reducing the volume of exports. Amidst this context, the iron ore price ended 2Q23 with an average of US$110.9/dmt (Platts, Fe62%, N. China), 11.6% lower than 1Q23 (US$125.5/dmt) but 12.1% higher than 4Q22 (US$99.0/dmt).

Regarding sea freight, the BCI-C3 Route (Tubarão-Qingdao) presented an average of US$ 21.06/wmt in 2Q23, which represents an increase of 15,7% in relation to the freight cost of the previous quarter, as a reflection of the lower supply of ships in the Atlantic Ocean, due to a greater demand in the Australian market.

•	Iron ore production totaled a record volume of 11,157 thousand tons in 2Q23, representing a growth of 25% compared to 1Q23 and an increase of 35% compared to 2Q22. This performance reinforces the Company's operational improvement, especially after the difficulties experienced in the previous year and puts CSN on track to achieve the production and purchasing guidance stipulated for 2023 (which is from 39 to 41 Mton).

•	Sales volume also showed a record high of 11,258 thousand tons in 2Q23, a performance 31% higher than in 1Q23 and 49% higher than in the same period last year. In addition to positive seasonality with a drier weather, 2Q23 sales were boosted by the normalization of railroad operations.

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RESULT 2Q23

•	In 2Q23, adjusted net revenue reached BRL 3,631 million and was 12.3% lower than in 1Q23, even with the greater volume of shipments. This result reflects the lower price realization observed in the period, in addition to the negative impact of provisional prices. As a consequence, net unit revenue was US$ 66.06 per wet ton, which represents a reduction of 28.1% compared to 1Q23, in line with the downward trajectory of the Platts price, and with the appreciation of 5.9% of the Real exchange rate.

•	In turn, the cost of products sold from mining totaled BRL 2,626 million in 2Q23, an increase of 16.9% compared to the previous quarter, impacted by higher iron ore volume, including higher purchasing volume. On the other hand, the C1 cost reached USD 21.7/t in 2Q23 and was 5.2% lower than at the beginning of the year, reflecting the higher fixed cost dilution and the lower SG&A unit costs in the period.

•	Adjusted EBITDA, in turn, reached BRL 1,112 million in 2Q23, with a quarterly Adjusted EBITDA margin of 30.6% or 18.3p.p. lower than last quarter. This drop in profitability reflects the reduction in ore prices, aggravated by the negative pressure from provisional prices.

Cement Result

According to the National Union of the Cement Industry (SNIC), cement sales in Brazil during the first half of 2023 remained nearly stable compared to the same period of the previous year, with only an 1.8% decline, despite the high interest rates and uncertainties regarding monetary policy. The construction and infrastructure sectors, which are the main drivers of cement consumption, experienced a slowdown due to difficulties in accessing credit and a decrease in real estate launches and financing. Although there has been an improvement in industry and consumer confidence, the high level of household debt and weak demand still bring some short-term uncertainty. On the other hand, there are already some signs of economic improvement, with the sector being driven by federal programs such as Minha Casa, Minha Vida, PAC, infrastructure projects' resumption, and a probable decrease in interest rates.

Despite this stable market, CSN's sales in 2Q23 totaled 3.333 kton, which represents an increase of 9.4% over the previous quarter, in line with the seasonality of the period and the assertive commercial policy adopted by the Company. In this sense, it is important to highlight the synergies arising from the acquisitions of the Lafarge Holcim plants, which have provided an increase in market share, with the entry of CSN Cimentos in new regions.

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RESULT 2Q23

Sales Volume - Cements (thousand tons)

* The operations of LafargeHolcim were integrated in September 2022.

•	Net revenue reached BRL 1,142 million in 2Q23, a 2.1% higher performance compared to the previous quarter, with the higher sales volume offsetting the lower prices in the period.

•	In 2Q23, the unit cost of cement decreased by 13.1% as a result of higher dilution of fixed costs, due to increase in production.

•	In turn, the segment's Adjusted EBITDA increased by 0.7% compared to the previous quarter, reaching BRL 224 million in 2Q23 and with an Adjusted EBITDA margin of 19.6%, practically stable compared to 1Q23. For the second half, it is already possible to anticipate a consistent improvement in profitability with the capture of synergies, lower raw material costs and a more favorable price scenario.

Energy Result

In 2Q23, the high level of water in the reservoirs has kept energy prices at a level significantly below the average of recent years. As a result, the traded energy volume in the quarter generated a net revenue of BRL 159 million, which represents an increase of 14.1% compared to the previous quarter. Adjusted EBITDA increased in the period, reaching BRL 69 million and generating an EBITDA margin of 43.4%, an increase of 147% compared to the last quarter, positively impacted by the reduction in COGS in the period.

Logistics Result

Railway Logistics: In 2Q23, net revenue reached BRL 668 million, with an Adjusted EBITDA of BRL 362 million and Adjusted EBITDA margin of 54.2%. Compared to 1Q23, net revenue increased 28.8% due to the seasonality of the operation and the normalization of MRS's operations. In the same line of comparison, Adjusted EBITDA was 54.7% higher.

Port Logistics: In 2Q23, 221 thousand tons of steel products were shipped by Sepetiba Tecon, in addition to 15 thousand containers, 2 thousand tons of general cargo and 56 thousand tons of bulk. In comparison with the previous quarter, the Company had its change in the mix of shipments, with the decrease in the volume of steel products and the increase in the volume of bulk. On the other hand, the net revenue of the port segment was 22.4% lower than the previous quarter, reaching BRL 54 million in 2Q23, with a negative impact also on the Adjusted EBITDA of the period, which was BRL 3 million, with an EBITDA margin of 5%.

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RESULT 2Q23

ESG – Environmental, Social & Governance

ESG PERFORMANCE – CSN GROUP

Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, providing its performance in ESG indicators on an individual basis. The new model allows stakeholders to have access to the main results and indicators on a quarterly basis and to monitor them effectively and even more quickly. Access can be made through the results center on CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/

The information included in this release was selected based on relevance and materiality to the company. Quantitative indicators are presented compared to the period that best represents the metric for monitoring them. Thus, some are compared to the same quarter of the previous year, and others will be compared to the average of the previous period, ensuring a comparison based on seasonality and periodicity. Additionally, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of the new assets of CSN Cimentos, acquired in 2022, so that some absolute indicators will change significantly when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2022 Integrated Report, released in April 2023 (esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). ESG indicator assurance occurs annually for the Integrated Report's closing, so the information contained in quarterly releases is subject to adjustments resulting from this process.

It is also possible to track CSN's ESG performance in an agile and transparent manner on our website through the following electronic address: esg.csn.com.br.

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RESULT 2Q23

Capital Markets

In the second quarter of 2023 CSN shares appreciated by 21.4%, while the Ibovespa Index rose by 15.9%. The daily average value (CSNA3) traded on B3, in turn, was BRL 117.1 million in 2Q23. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) were down 15.6% in dollars, while the Dow Jones Industrial Average rose 3.4%. The average daily trading with ADRs (SID) on the NYSE in 2Q23 was US$9.8 million.

2Q23
Number of shares in thousands	1.326.094
Market Value
Closing Quote (BRL/share)	12.13
Closing Quote (US$/ADR)	2.59
Market Value (BRL million)	16,086
Market Value (US$ million)	3,435
Change in period
CSNA3 (BRL)	-21.4%
SID (USD)	-15.6%
Ibovespa (BRL)	15.9%
Dow Jones (USD)	3.4%
Volume
Daily average (thousand shares)	8,768
Daily average (BRL thousand)	117,124
Daily average (thousand ADRs)	3,578
Daily average (US$ thousand)	9,815
Source: Bloomberg

Result Conference Call:

Earnings Presentation Webcast ofthe 2Q23 Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

August 03, 2023

11:30 a.m. (Brasilia time)

9:30 a.m. (New York time)

+55 11 3181-8565 / +55 11 4210-1803

Code: CSN

Phone Replay: +55 11 4118-5151

Replay code: 219011#

Webcast: click here

Marcelo Cunha Ribeiro – CFO and IR Executive Director Pedro Gomes de Souza (pedro.gs@csn.com.br) Danilo Dias (danilo.dias.dd1@csn.com.br) Rafael Byrro (rafael.byrro@csn.com.br)

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements made in 'Outlook'. Current results, performance and events may differ materially from assumptions and prospects and involve risks such as: general and economic conditions in Brazil and other countries; interest and exchange rate levels, protectionist measures in the U.S., Brazil, and other countries, changes in laws and regulations, and general competitive factors (on a global, regional, or national basis).

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RESULT 2Q23

INCOME STATEMENT

CONSOLIDATED – Corporate Law – In Thousands of Reais

2Q23	1Q23	2Q22
Net Sales Revenue	**10,989,111**	**11,318,690**	**10,565,922**
Domestic Market	5,752,225	5,228,715	5,818,583
External Market.	5,236,886	6,089,975	4,747,339
Costs of Goods Sold (COGS)	**(8,745,660)**	**(8,073,476)**	**(7,560,441)**
COGS without depreciation and exhaustion	(7,969,103)	(7,302,566)	(6,927,822)
Depreciation/Exhaustion aswerded at cost	(776,557)	(770,910)	(632,619)
Gross Profit	**2,243,451**	**3,245,214**	**3,005,481**
Gross Marging (%)	**20%**	**29%**	**28%**
Sales Expenses	(875,691)	(856,677)	(500,702)
General and Administrative Expenses	(194,446)	(153,353)	(139,880)
Depreciation and Armotization Expenses	(11,594)	(10,364)	(10,272)
Other operating income (expenses)	(128,058)	(1,665,808)	(637,755)
Equity Income	107,302	21,509	54,406
Operating Profit Before Financial Results	**1,140,964**	**580,521**	**1,771,278**
Net Financial Result	(1,185,909)	(1,189,627)	(890,012)
Profit Before Tax	**(44,945)**	**(609,106)**	**881,266**
Income tax and social contribution	328,243	(213,442)	(511,935)
Net Profit	**283,298**	**(822,548)**	**369,331**

For more information, please visit our website: https://ri.csn.com.br/	18

RESULT 2Q23

BALANCE SHEET

CONSOLIDATED – Corporate Law – In Thousands of Reais

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RESULT 2Q23

CASH FLOW

CONSOLIDATED – Corporate Law – In Thousands of Reais

2Q23	1Q23	2Q22
Net Cash Flow from Operating Activities	**1,114,546**	**554,104**	**2,876,018**
Net income / (Loss) for the year attributable to controlling shareholders	183,603	(926,396)	197,326
Net income / (Loss) for the year attributable to non-controlling shareholders	99,695	103,848	172,005
Charges on borrowings and financing	900,356	760,817	664,924
Charges on loans and financing granted	(46,284)	(44,554)	(37,686)
Charges on lease liabilities	16,496	19,032	17,974
Depreciation, exhaustion and amortization	811,861	803,002	662,247
Equity result	(107,302)	(21,509)	(54,406)
Deferred taxes	(229,112)	(143,951)	(179,392)
Tax, social security, labor, civil and environmental provisions	(116,185)	49,780	4,035
Exchange, monetary and hedge cash flow changes	(395,898)	908,653	289,188
Write-offs of fixed assets and intangibles	2,901	(2,176)	(1,351)
Update actions - VJR	126,844	(109,086)	823,309
Indemnification receivables	-	-	7,381
Environmental liability provisions and decommissioning	27,616	24,971	11,521
Investee dividends	(51,140)	-	(103,672)
Provision (Reversal) for consumption and services	(63,508)	11,804	14,068
Other provisions	31,685	9,841	13,139
Change in assets and liabilities	**1,165,687**	**333,244**	**894,310**
Accounts receivable - third parties	925,995	(392,516)	1,613,419
Accounts receivable - related parties	(4,332)	48,827	2,410
Inventories	593,203	859,920	(565,328)
Dividends and related party credits	51,140	-	103,672
Taxes to be Compensated	(130,435)	(100,479)	(30,300)
Judicial Deposits	(357)	(3,504)	(10,011)
Suppliers	420,997	(763,035)	(127,848)
Suppliers - Drawn Risk and Forfaiting	(1,164,484)	(1,666,165)	164,592
Salaries and social security contributions	65,401	151	37,808
Taxes	(184,283)	(40,074)	98,300
Accounts payable - related parties	(56,691)	(21,485)	54,930
Advance of customers of ore and energy contracts	-	2,392,433	-
Customer Advance - Glencore	793,807	-	(248,154)
Other	(144,274)	19,171	(199,180)
Other payments and receipts	**(1,242,769)**	**(1,223,216)**	**(518,902)**
Interest Paid	(1,057,089)	(614,997)	(541,188)
Receipts/payments of derivative transactions	(185,680)	(608,219)	22,286
Cash Flow from Investment Activities	**(792,700)**	**(838,393)**	**(1,467,632)**
Investments/AFAC	(141,369)	-	(142,740)
Acquisition Fixed Assets, investment property and intangibles	(919,134)	(735,829)	(838,418)
Loans granted - related parties	(17,626)	(84,286)	(3,988)
Financial investment, net of redemption	283,369	(20,376)	(22,819)
Acquisition of Topázio Energética, Santa Ana and Brasil Central	-	-	(466,153)
Cash received from the acquisition of investments -Topaz and Santa Ana	-	-	6,486
Receipt of loans and interest from related parties	2,060	2,098	-
Cash Flow from Financing Activities	**(2,055,926)**	**1,961,456**	**239,565**
Borrowings and financing	3,363,284	3,907,413	3,898,559
Amortization loans - principal	(2,543,905)	(1,891,962)	(2,249,197)
Borrowing Cost	(101,956)	(5,119)	(173,768)
Lease amortization	(53,247)	(48,876)	(33,408)
Dividends and interest on equity paid	(2,720,102)	-	(1,183,573)
Repurchase of treasury shares	-	-	(19,048)
Exchange Rate Change on Cash and Cash Equivalents	**36,486**	**4,494**	**(24,961)**
Increase (Reduction) in Cash and Cash Equivalents	**(1,697,594)**	**1,681,661**	**1,622,990**
Cash and cash equivalents at the beginning of the period	13,673,017	11,991,356	13,300,704
Cash and cash equivalents at the end of the period	11,975,423	13,673,017	14,923,694

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 2, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.